

CC Equity Holdings, Ltd

Attention Paul Klahn Chief
Executive Officer Vuba
Colorado, 80116
United States of America

Subject: Letter of Intent to finance the Automated People Mover (PRT) System in Kigali, Rwanda in the amount of $1,400,000,000.

Dear Paul,

This document is a Letter of Intent (LOI) to indicate that that we are interested to provide capital of one billion and four hundred million US dollars ($1,400,000,000) to fully finance the Kigali Vuba Automated People Mover (a.k.a. PRT) system.

This offer is based on the results of the *Vuba Pre-Feasibility Study* and its financial profile of the expected Rwandan Special Purpose Vehicle (SPV) entity. In addition, it takes into consideration Vuba's status with the Rwandan Government as preferred developer and operator (concession holder) of the Kigali PRT system.

This LOI is subject to final due diligence, full financial feasibility report and a minimum of 30% guarantee commitment from the Rwandan government.

We look forward to financing this innovative system.

Sincerely,

Abu Dhabi September 19, 2020

Thomas Sundell

Thomas Sundell

Chief Executive Officer

4th Floor, Al-Khaily (RAK Ceramics) Building
Intersection of Salam & Zayed the 1st Streets
PO Box 94197, Abu Dhabi, UAE

Tel + (9712) 679-6885
Fax + (9712) 665-8600
www.ccequityholdings.com

UK Registration No. 8616792
Building S, Chiswick Park, Chiswick High Road
Chiswick, London



REPUBLIC OF RWANDA

Kigali 19 MAR 2020
N° 366/CAB.M/020

MINISTRY OF INFRASTRUCTURE
E-mail: info@mininfra.gov.rw
P.O. Box 24 KIGALI

Mr. Paul Klahn, Chief Executive Officer
Mr. Peter Muller, Chief Technology Officer
Vuba Corp
1440 Newport Rd.,
Colorado Springs, CO 80916 USA

Dear Messrs. Klahn and Muller,

RE: Feasibility Study Funding of the Kigali Personal Rapid Transit Project

Reference is made to the Kigali Personal Rapid Transit ("PRT") Pre-Feasibility Study received in June 2019. The Technical Committee comprised of several government institutions including Ministry of Infrastructure ("MININFRA"), Ministry of Environment, Ministry of ICT, and Rwanda Development Board ("RDB") reviewed and approved the study.

This letter therefore serves to request Vuba to commence the Feasibility Study as soon as possible. The expected timeline to complete the Feasibility Study is one year from the time this letter is signed with an estimated total cost of $1,000,000. The terms of reference for the Feasibility Study (revised per the Technical Committee's comments) were reviewed and found acceptable.

Further reference is made to the Letter of Intent dated January 31, 2019, Vuba Corp and Government of Rwanda ("GOR") represented by RDB agreed that the evaluation, negotiation, and implementation of this project to be conducted as provided for in Law No.14/2016 of 02/05/2016 Governing Public Private Partnerships (the "PPP Law").

During the meeting held with Vuba on March 12, 2020 and chaired by the Minister of Infrastructure and attended by the Minister of ICT, the Director General of Rwanda Utilities Regulatory Authority ("RURA"), and the Deputy Chief Executive Officer of RDB. it was agreed that;

a) GOR would help secure funding for 50% of the costs of the Feasibility Study which will contribute to Government's equity in Vuba Corp,

b) Vuba would commence the Feasibility Study as soon as possible, and

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c) the Technical Committee would work on a proposed shareholder structure whereby Rwandan entities would make additional investments in Vuba Corp and in return hold equity stakes in Vuba Corp.

As indicated above, the realization of a city-wide PRT system in Kigali has broad support within GOR. Please do not hesitate to contact us if we can be of further assistance.

Sincerely,



Claver GATETE
Minister of Infrastructure

Cc:
- Hon. Minister of ICT and Innovation
- CEO/RDB
- DG/RURA
- Mayor/CoK
- Permanent Secretary/ MININFRA
  KIGALI



Republic of Rwanda
Ministry of ICT and Innovation

Kigali, 18th May 2019
Ref: 203/MIN/2019

Mr. Paul Klahn,
Chief Executive Officer,
VUBA Corp.

Dear Sir,

RE: INVITATION TO RWANDA

Following the meeting we had in San Francisco on 26th April 2019 with you and ████, and subsequent discussions at the WEF roundtable on 29th April 2019; I am pleased to express Rwanda's keen interest in the Personal Rapid Transit system (including the Control System which was presented to us).

We would like to invite you and ████████ to Rwanda so that we work on the next steps. During this visit, we intend to:

1. Engage all key stakeholders, most especially the Ministry of Infrastructure, Ministry of ICT and Innovation, the City of Kigali, Rwanda Development Board and Rwanda Utilities Regulatory Authority, and present the Rapid Transit System proposal. We request that you prepare a presentation for this joint stakeholder session, showing: the proposed PRT system, the approach to implement it (emphasizing building the system locally, developing local talent in design, systems engineering, manufacturing, etc.), and for the benefit of various stakeholders the pros and cons of a PRT system compared to other mass transit systems, particularly the BRT;

2. Discuss the required investment and nature of partnership. For this, we request that you prepare and submit an investment proposal a few days before we meet in Kigali, to give us a chance to review it ahead of the meetings.





Republic of Rwanda
Ministry of ICT and Innovation

I would like to propose that we schedule the meetings between Monday 27th May and Thurs 30th May 2019. I look forward to hearing from you and meeting in Kigali.

Sincerely,

Paula Ingabire
Minister of ICT and Innovation

KN 3rd Road, Sopetrad | P.O. Box 3882 Kigali
Telephone: (+250) 786 791 388 | Website: http: //www.minict.gov.rw
Twitter: @RwandaICT | Facebook: Ministry of ICT, Rwanda | Email: info@minict.gov.rw |
Flickr/YouTube: Ministry of ICT and Innovation



RDB | RWANDA DEVELOPMENT BOARD

LETTER OF INTENT

LETTER OF INTENT ("LoI") BETWEEN THE UNDERSIGNED:

The Rwanda Development Board ("RDB"), on behalf of **the Government of the Republic of Rwanda ("GoR");** and duly represented by Clare Akamanzi, Chief Executive Officer, hereinafter referred to as; the **"GoR"**;

and

Vuba Corp. ("Vuba"), a company headquartered in Colorado, USA; and duly represented by Paul Klahn, Chief Executive Officer of Vuba Corp;

The GoR and Vuba Corp hereinafter jointly referred to as the "**Parties**" and each as a "**Party**".

PREAMBLE:

a. Rwanda is committed to enhancing the quality of life of its citizens by providing innovative and environmentally friendly mass transport solutions that reduce traffic congestion and pollution, improve traffic and passenger safety, lower costs, while increasing transportation access and efficiency.

b. Vuba has developed a plan to implement a personal rapid transit system **("PRT")** in Kigali. Vuba proposes to design, build, finance, operate and maintain a Kigali PRT system ultimately providing city-wide coverage in a planned phased approach to achieve a cohesive, modern transport network without undue disruption to the city and economy.

c. In recognition of the significant potential of Vuba's proposal, the GoR is willing to support the efforts of Vuba to prove and demonstrate its concept via a large scale pilot in the City of Kigali (the **"Pilot"**).

d. This Letter of Intent is an expression of the Parties' hope to enter into an agreement (the **"Pilot Agreement"**) that will govern the implementation of the Pilot.

e. After consultations the Parties have agreed to execute this Letter of Intent as set out below.

Article 1: SCOPE

1.1 This Letter of Intent is not legally binding. It is only intended to set out the parameters for collaboration between the Parties with a view to reaching a legally binding Pilot Agreement on the implementation and operation of the Pilot.

1.2 The Parties agree that the evaluation, negotiation, and implementation of this Pilot shall be conducted as provided for in Law No.14/2016 of 02/05/2016 Governing Public Private Partnerships (the **"PPP Law"**).

1.3 GoR stands ready to enter into an agreement with Vuba following: the approval of the feasibility study of the Pilot, and the successful negotiation of the Pilot Agreement, in a manner consistent with the relevant provisions of the PPP Law.



RDB | RWANDA DEVELOPMENT BOARD

Article 2: STEPS TOWARDS IMPLEMENTATION

For clarity, the Parties agree to take the following non-binding steps in their aim to reach an agreement:

2.1 The Parties shall identify all the relevant GoR stakeholders necessary in the evaluation, negotiation, implementation, operation, and regulation of the Pilot.

2.2 The Parties shall submit a report on the Pilot proposal to the PPP Steering Committee in order to have the Pilot approved as an unsolicited proposal.

2.3 The Parties shall advise one another and agree on the content of the feasibility study required by the PPP Law.

2.4 The Parties shall agree on which party shall conduct the feasibility study. If the parties agree to conduct the feasibility study jointly, then the parties shall agree on their respective responsibilities and the timelines involved.

2.5 The Parties shall work together to ensure that the feasibility study is conducted diligently and that it fulfils all the requirements mandated by the PPP Law.

2.6 If the feasibility study is approved by the PPP Steering Committee, the parties agree to enter into good faith negotiations of the Pilot Agreement.

2.7 Following the commencement of the Pilot, the Parties reserve the right to negotiate and enter into a binding agreement governing the implementation of a full scale Vuba network in Kigali. This agreement may include provisions allowing GoR to participate financially in the project, and/or allowing GoR to acquire ownership of the system after a certain time if such transfer is determined to be beneficial to Rwanda or the City of Kigali.

IN WITNESS WHEREOF, the Parties have duly executed this letter of intent, in two original copies, each Party acknowledging receipt of one such copy.

GOVERNMENT OF RWANDA
Represented by the Rwanda Development Board

[Stamp: RWANDA DEVELOPMENT BOARD (RDB) CEO]

By: **Clare Akamanzi**
Title: Chief Executive Officer
Date: ……………………………

VUBA CORP.

By: **Paul Klahn**
Title: Chief Executive Officer
Date: Jan 31, 2019



RWANDA UTILITIES REGULATORY AUTHORITY
Inspiring development

Date: 19 DEC 2018
Ref: 2175/DG/RURA/018

Mr. Paul Klahn,
CEO - Vuba Corp.
1440 Newport Road
Colorado Springs, CO 80916 USA

Dear Sir,

RE: PROPOSED PERSONAL RAPID TRANSIT (PRT) SYSTEM IN KIGALI

Pursuant to Law N° 09/2013 of 01/03/2013 establishing the Rwanda Utilities Regulatory Authority (RURA) and determining its mission, powers, organisation and functioning especially in its articles 2, 4 and 7 stipulating RURA's mandate with regards to Public Transport, and other utilities;

Acknowledging your interest to establish a city-wide Personal Rapid Transit (PRT) system in Kigali, I am writing to inform you that RURA is keen to put in place the required regulatory environment, for such a PRT system in Rwanda.

It is our understanding that Vuba intends to design, build, finance, operate and maintain a PRT system providing city-wide coverage in Kigali (in a phased approach); the details of which will be determined through a feasibility study.

In accordance with existing laws, and considering the nature and potential impact of such an undertaking, please note the following:

1. Vuba will need to establish a PPP arrangement with the Government of Rwanda, through Rwanda Development Board (RDB) in coordination with Ministry of Infrastructure and City of Kigali; covering aspects such as right-of-way, access to land for PRT infrastructure, etc.
2. RURA's role will be to regulate the system, including: putting necessary regulations in place, licensing Vuba, setting tariffs, QoS/KPIs for the service, ensuring long term sustainability and service continuity, etc.

I would like to reiterate Rwanda's commitment to implement a smart and green urban mobility system in Kigali, as part of the broader Smart City initiative. For any further clarifications and for smooth communications, the point of contact will be Deo Muvunyi, a Director within the Transport Department. His email is: deo.muvunyi@rura.rw;

Yours Sincerely,

RWANDA UTILITIES REGULATORY AUTHORITY

Patrick NYIRISHEMA
Director General